Filed pursuant to Rule 424(b)(1)
Registration No. 333-162659

        PROSPECTUS

3,500,000 Shares of Common Stock

        This prospectus describes the public offering of 3,500,000 shares of common stock of Lakeland Financial Corporation, a bank holding company headquartered in Warsaw, Indiana. Our common stock is listed on the NASDAQ Global Select Market under the symbol "LKFN." On November 12, 2009, the last reported sale price of our common stock was $18.23 per share.

        Investing in our common stock involves risks. For additional information, see the section of this prospectus captioned "RISK FACTORS" beginning on page 10 for a discussion of the factors you should consider before you make your decision to invest in our common stock.

	Per Share	Total
Public offering price of common stock	$17.00	$59,500,000
Underwriting discounts and commissions	$0.935	$3,272,500
Proceeds to us before expenses	$16.065	$56,227,500

        We have granted the underwriters a 30-day option to purchase up to 525,000 additional shares of our common stock at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The securities are not savings accounts, deposits, or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

        The underwriters expect to deliver the shares of common stock in book-entry form through the facilities of the Depository Trust Company, against payment on or about November 18, 2009.

Book-Running Manager

Stifel Nicolaus

Co-Managers

Keefe, Bruyette & Woods	Howe Barnes Hoefer & Arnett

The date of this prospectus is November 12, 2009

South Bend
St. Joseph
(3 Branches)
Elkhart
Elkhart
(9 Branches)
LaGrange
(2 Branches)
Noble
(4 Branches)
DeKalb
(1 Branch)
Marshall
(3 Branches)
Kosciusko
(12 Branches)
Warsaw
Whitley
(1 Branch)
Allen
(4 Branches)
Fort Wayne
Pulaski
(1 Branch)
Fulton
(2 Branches)
Huntington
(1 Branch)
Chicago
Indianapolis
Marion
(1 LPO)

i

ABOUT THIS PROSPECTUS

        You should rely only on the information contained in or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in or incorporated by reference in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where those offers and sales are permitted. The information contained in or incorporated by reference in this prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

        This prospectus describes the specific details regarding this offering and the terms and conditions of the common stock being offered hereby and the risks of investing in our common stock. To the extent information in this prospectus is inconsistent with any of the documents incorporated by reference into this prospectus, you should rely on this prospectus. You should read this prospectus, the documents incorporated by reference in this prospectus and the additional information about us described in the section entitled "Where You Can Find More Information" before making your investment decision.

        Neither we, any of the underwriters, nor any of our officers, directors, agents or representatives, make any representation to you about the legality of an investment in our common stock. You should not interpret the contents of this prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

        No action is being taken in any jurisdictions outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in those jurisdictions. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions that apply in those jurisdictions to this offering or the distribution of this prospectus.

        As used in this prospectus, the terms "we," "our," "us" and "Lakeland Financial" refer to Lakeland Financial Corporation and its consolidated subsidiaries, unless the context indicates otherwise. When we refer to the "Bank" in this prospectus, we are referring to Lake City Bank, our wholly owned bank subsidiary.

 SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated herein by reference include "forward-looking statements" within the meaning of such term in the Private Securities Litigation Reform Act of 1995, with respect to our financial condition, results of operations, plans, objectives, future performance and business. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of our management and on information currently available to management, are generally identifiable by the use of words such as "believe," "expect," "anticipate," "plan," "intend," "estimate," "may," "will," "would," "could," "should" or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and we undertake no obligation to update any statement in light of new information or future events.

        These forward-looking statements are subject to significant risks, assumptions and uncertainties, and could be affected by many factors. Factors that could have a material adverse effect on our financial condition, results of operations and future prospects can be found in the "Risk Factors" section of this prospectus, under Item 1A "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2008 and elsewhere in our periodic and current reports filed with the Securities and Exchange Commission, or the SEC. These factors include, but are not limited to, the following:

  •
  the effects of future economic, business and market conditions and changes, domestic and foreign, including seasonality;

  •
  governmental monetary and fiscal policies;

  •
  legislative and regulatory changes, including changes in banking, securities and tax laws and regulations and their application by our regulators, and changes in the scope and cost of Federal Deposit Insurance Corporation, or FDIC, insurance and other coverages;

  •
  changes in accounting policies, rules and practices;

  •
  the risks of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values and liquidity of loan collateral, securities, and other interest sensitive assets and liabilities;

  •
  the failure of assumptions and estimates underlying the establishment of reserves for possible loan losses and other estimates;

  •
  changes in borrowers' credit risks and payment behaviors;

  •
  changes in the availability and cost of credit and capital in the financial markets;

  •
  changes in the prices, values and sales volumes of residential and commercial real estate;

  •
  the effects of competition from a wide variety of local, regional, national and other providers of financial, investment and insurance services;

  •
  the risks of mergers, acquisitions and divestitures, including, without limitation, the related time and costs of implementing such transactions, integrating operations as part of these transactions and possible failures to achieve expected gains, revenue growth and/or expense savings from such transactions;

  •
  changes in technology or products that may be more difficult, costly, or less effective than anticipated;

  •
  the effects of war or other conflicts, acts of terrorism or other catastrophic events, including storms, droughts, tornados and flooding, that may affect general economic conditions, including agricultural production and demand and prices for agricultural goods and land used for agricultural purposes, generally and in our markets;

  •
  the failure of assumptions and estimates used in our reviews of our loan portfolio and our analysis of our capital position; and

  •
  other factors and risks described under "Risk Factors" herein.

        Because of those risks and other uncertainties, our actual future results, performance or achievement, or industry results, may be materially different from the results indicated by these forward-looking statements. In addition, our past results of operations are not necessarily indicative of our future results.

        You should not place undue reliance on any forward-looking statements, which speak only as of the dates on which they were made. We are not undertaking an obligation to update these forward-looking statements, even though circumstances may change in the future, except as required under federal securities law. We qualify all of our forward-looking statements by these cautionary statements.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere or incorporated by reference in this prospectus and may not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information incorporated by reference or included elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the section entitled "Risk Factors" beginning on page 10 of this prospectus.

Our Business

        Lakeland Financial is the single bank holding company for Lake City Bank, which was founded in 1872. For 138 years, the Bank has operated under a single name and a single charter. The Bank is a full-service commercial bank organized under the laws of the State of Indiana and headquartered in Warsaw, Indiana. The Bank serves clients in 13 counties through 43 branches in Northern Indiana and one loan production office in Indianapolis. As of September 30, 2009, we had total consolidated assets of $2.5 billion, total deposits of $1.8 billion and total shareholders' equity of $219.6 million. The Bank has a total of 457 full-time equivalent employees.

        At Lake City Bank, the well-established relationships we have with clients represent the backbone of our long-term financial success. For 21 consecutive fiscal years, we have reported record net income to our shareholders. For the first nine months of 2009, we reported net income of $13.6 million, as compared to $15.3 million for the first nine months of 2008. We believe that this strong performance was made possible by our commitment to building and maintaining mutually beneficial relationships with our clients, regardless of the size of those relationships. We believe that this approach differentiates us from our larger regional and national competitors and has provided us with a foundation to grow and create long-term shareholder value.

Business Strategy

        The Bank's business strategy is simply focused on maintaining our traditional community banking approach while concurrently leveraging the strength and size of our balance sheet to effectively compete with larger regional and national competitors. We are focused on serving clients in the state of Indiana, with the majority of our business in Northern Indiana. While our strategy encompasses all phases of traditional community banking, including consumer lending and wealth advisory and trust services, we focus on building expansive commercial relationships and developing retail and commercial deposit gathering strategies. Key components of our strategy include:

        Relationship-based:    We believe that in order to be successful, we must partner with successful people who run successful companies. We are proud of the fact that our team builds relationships with clients and does not simply make loans. As we have grown, we have consistently led with extensions of credit in our commercial base. We recognize that loan services are the most compelling reason most bank clients consider changing banks, so we believe that leading with credit is a necessary approach. While we generally require that Lake City Bank become a client's primary operating bank as a condition of the credit relationship, we are confident that our clients who use multiple banks will continue to expand their relationships with us as they experience our exceptional products and services. As a result of this strategy, we believe that we have established a reputation as a leading commercial bank in Indiana.

        Commercial Focus:    During 2008 and 2009, we have not wavered from our commercial lending strategy, despite a very challenging economic environment. During 2008, we increased average total loans by $260 million, or 19%, as compared to total loans as of December 31, 2007. Through the first three quarters of 2009, we increased average total loans by $221 million, or 13%, as compared to total loans as of December 31, 2008. These significant increases represent a continuation of our long-standing practice of supporting our clients, in both good times and bad. We believe that the Bank has an important role in contributing to the economic strength and expansion of our Indiana markets, and we continue to demonstrate our leadership role as one of the largest lenders in our markets.

        Client Service:    Fulfilling client needs is our top priority. Without this focus, we would just be another banking institution in the very crowded financial services industry. We also recognize that our clients expect more from us than a friendly, local bank presence. They expect us to provide technology-driven and secure solutions to their financial needs. They expect us to provide quick turnaround decisions on loan requests, as well as competitively priced loan and deposit products. In addition, they expect us to provide sound, thoughtful financial advice and practical financial planning. In other words, clients are looking for a trusted partner. We believe that our strategy and execution deliver on these expectations.

Market Area

        We are an Indiana institution serving Indiana clients. Since 1990, we have expanded from 17 branches in five Indiana counties to 43 branches and one loan production office in 13 Indiana counties. During this period, we have grown assets from $287 million to $2.5 billion today, an increase of 761%. Mergers and acquisitions have not played a substantive role in this growth as our expansion strategy has been driven primarily by organic growth. Since our decision to expand outside of our four-county home market in 1990, we have targeted growth in larger cities located in our Northern Indiana market. In 1990, we began an expansion strategy that we believe has created a well-established presence in the region directly north of our home market. This expansion was focused on the cities of Elkhart, South Bend and Goshen. In 1999, we expanded to the east and opened our first office in the Fort Wayne market. Most recently, in 2006, we established a loan production office in Indianapolis.

        While this overall expansion strategy has been guided by a focus on larger communities in Indiana, it has also been influenced by the competitive landscape in these markets. As the historically prominent community banks in these markets were acquired, in most cases by large out-of-state institutions, we believe that Lake City Bank's traditional community banking strategy became highly relevant and provides a competitive advantage to us.

        We believe that another benefit of this geographic expansion strategy into larger population centers is that we now serve a more well-established and diverse economic region. While we operate within a relatively small geographic region of the state, our expansion strategy has provided borrower diversification within a fairly diverse economic region. Further, our geographical diversification ensures that no single industry or employer dominates our markets. In addition, the Indianapolis market represents a substantial future opportunity given its position as the largest metropolitan market in the state. Like previous market expansions, we believe the Indianapolis market will provide future business opportunities as the competitive landscape in the market changes to our advantage.

History of Strong Financial Performance

        We have maintained strong profitability while continuing to grow our franchise organically. Our results for the quarter and year-to-date period ended September 30, 2009 highlight our strong financial performance:

  •
  Net income of $5.3 million for the third quarter of 2009 was the highest reported quarterly net income in our 138 year history;

  •
  For the first nine months of 2009, we reported net income of $13.5 million, as compared to $15.3 million for the first nine months of 2008;

  •
  Increased loans outstanding to $1.94 billion, up from $1.72 billion at September 30, 2008;

  •
  Net interest margin for the third quarter of 2009 of 3.69%, up from 3.45% in the second quarter of 2009 and 3.14% for all of 2008;

  •
  Efficiency ratio for the third quarter of 2009 of 49%, down from 51% for the same period in 2008;

  •
  Non-performing assets of $30.0 million, or 1.22% of total assets;

  •
  Allowance for loan losses of 1.48% of total loans and 98% of non-performing loans versus 1.03%, and 89%, respectively, at year end 2008; and

  •
  Quarterly cash dividend of $0.155 per share, unchanged from dividends paid in the prior six quarters.

        While we are proud of our financial performance during the recent market environment, it is a continuation of our history of strong results. Over the ten year period from December 31, 1999 to December 31, 2008, our results included:

  •
  Increased loans outstanding from $654 million to $1.8 billion, a compound annual growth rate of 10.7%;

  •
  Reported consecutive record net income each year and grew net income from $8.3 million in 1999 to $19.7 million in 2008, a compound annual growth rate of 9.0%;

  •
  Return on average equity has averaged 15.2%;

  •
  Tangible book value per share growth from $3.77 to $11.77, a compound annual growth rate of 12.1%;

  •
  Fully diluted earnings per share growth from $0.72 to $1.58, a compound annual growth rate of 8.2%;

  •
  Annual cash common stock dividends per share increased from $0.22 to $0.605, a compound annual growth of 10.6%; and

  •
  Significantly penetrated existing markets and built market share without substantive branch expansion.

        The table below presents key financial highlights at and for each of the years in the five year period ended December 31, 2008 and at and for the nine-month periods ended September 30, 2009 and 2008.

	As of and for the nine months ended September 30,		As of and for the year ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Dollars in thousands, except per share data)
Total assets	$2,469,882	$2,254,471	$2,377,445	$1,989,133	$1,836,706	$1,634,613	$1,453,122
Net income	13,597	15,262	19,701	19,211	18,721	17,958	14,545
Diluted earnings per share	0.94	1.23	1.58	1.55	1.51	1.46	1.20
Tangible book value per share(1)	12.99	12.11	11.77	11.60	10.33	9.02	8.11
Return on average shareholders' equity	9.09%	13.50%	13.04%	13.94%	15.35%	16.59%	15.24%
Net interest margin	3.42%	3.20%	3.14%	3.22%	3.38%	3.71%	3.64%
Non-performing assets/total assets	1.22%	0.94%	0.94%	0.50%	0.77%	0.46%	0.71%
Net charge-offs/average loans	0.36%	0.46%	0.43%	0.21%	0.08%	0.04%	0.08%

(1)
This measure is not a measure recognized under Generally Accepted Accounting Principles, or GAAP, and is therefore, considered to be a non-GAAP financial measure. See "—Non-GAAP Financial Measures" for a reconciliation of this measure to its most comparable GAAP measures.

Loan Portfolio

        We are focused on serving commercial clients and over 80% of our loan portfolio is dedicated to commercial related loans, as set forth below. We believe that this focus allows us to work with high quality borrowers and serve the diverse borrowing base in our markets. As a result, we have a diversified loan portfolio without any undue industry concentrations. Further, the Bank has generally not sought lending opportunities outside of its Indiana footprint.

	September 30, 2009	% of Total
	(Dollars in thousands)
Commercial and industrial loans	$691,012	35.5%
Commercial real estate—owner occupied	340,899	17.5%
Commercial real estate—nonowner occupied	242,278	12.5%
Commercial real estate—multifamily loans	25,651	1.3%
Commercial real estate—construction loans	153,426	7.9%
Agri-business and agricultural loans	178,683	9.2%
Residential real estate mortgage loans	95,095	4.9%
Home equity loans	158,706	8.2%
Installment loans and other consumer loans	57,504	3.0%

Total Loans	$1,943,254	100.0%

        A rigid credit approval process ensures that every new loan over $500,000 is reviewed and approved at a weekly committee meeting. The composition of our committee includes our Executive Vice President of Commercial Lending and Regional Commercial Management, Chief Credit Officer, Loan Review Officer and Credit Administration Officer. In addition, every commercial lender participates on this committee in their respective regions. Management believes that this process contributes to a disciplined and consistent credit culture and provides for lender development.

Management

        We believe that our Management Committee is a reflection of the entire Lake City Bank team as this group of seven executives brings over 170 years in financial services experience to the Bank. Further, the Management Committee is a mix of Lake City Bank veterans with direct business line responsibility and newer executives with experience from larger institutions. Collectively, the group has over 90 years of experience at Lake City Bank. Our executive management team commits a significant portion of its time to participating in the client driven calling culture of the Bank. Given the organic growth strategy that the Bank has employed for 20 years, executive management has been able to focus primarily on building and maintaining client relationships. Supported by an unyielding credit culture and experienced regional lending management, the executive management team has successfully managed our credit risks through multiple economic and credit cycles and maintains a conservative mindset associated with traditional community banking.

        Our business strategy benefits from an involved board of directors, which is composed of experienced, community-oriented business leaders who are actively engaged in our business planning and development. Our board is not solely a corporate governance entity, as it is also involved in the business development process. While we draw upon their knowledge of the Indiana business community in executing our strategy, their active participation in our business is a key role.

        The interests of our executive management team and directors are aligned with those of our shareholders through common stock ownership. At September 30, 2009, our directors and officers beneficially owned 5.36% of our outstanding common stock.

        The table below highlights the key members of our management team and their relevant experience:

Name	Title	Years in Banking	Years at the Bank
Michael L. Kubacki	Chairman, President & CEO	37	12
David M. Findlay	EVP—Administration and CFO	21	9
Charles D. Smith	EVP—Commercial	27	27
Kevin L. Deardorff	EVP—Retail	29	20
Jill A. DeBatty	SVP—Human Resources	33	11
Eric H. Ottinger	SVP—Commercial East	18	11
Kristin L. Pruitt	SVP—General Counsel	6	2

TARP Capital Purchase Program

        On February 27, 2009, we entered into a purchase agreement with the United States Department of the Treasury (the "U.S. Treasury"), pursuant to which we issued and sold 56,044 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "Series A Preferred Stock"), and a warrant to purchase up to 396,538 shares of our common stock at an initial exercise price of $21.20 per share, for an aggregate purchase price of $56.0 million in cash. According to the terms of the warrant, if this offering results in aggregate gross proceeds of at least $56.0 million, we expect that we would request that the U.S. Treasury reduce the number of shares of common stock issuable upon exercise of the warrant by 50% to 198,269 shares.

Corporate Information

        Our principal executive offices are located at 202 East Center Street, P.O. Box 1387, Warsaw, Indiana 46581-1387, and our telephone number is (547) 267-6144. We maintain a website at www.lakecitybank.com. Information on the website is not incorporated by reference and is not part of this prospectus.

Risk Factors

        An investment in our common stock involves certain risks. You should carefully consider the risks described under "Risk Factors" set forth below, as well as other information included or incorporated by reference into this prospectus, including our financial statements and the notes thereto, before making an investment decision.

The Offering

Common stock offered	3,500,000 shares (4,025,000 shares if the underwriters exercise their over-allotment option in full).
Common stock outstanding after the offering(1)(2)	15,841,593 shares (16,366,593 shares if the underwriters exercise their over-allotment option in full).
Net proceeds

The net proceeds of this offering to us will be approximately $55.9 million after deducting underwriting discounts and commissions and the offering expenses payable by us. The amount of net proceeds will be approximately $64.3 million if the underwriters exercise their over-allotment option in full.

Use of proceeds

We intend to use the net proceeds from this offering for general corporate purposes, including the contribution of a portion of the proceeds to the Bank as additional capital. The net proceeds would also support future growth, which may include accelerated organic growth in our existing markets and opportunistic acquisitions of all or part of other financial institutions, including FDIC-assisted transactions. Although we may use a portion of the net proceeds from this offering to redeem the Series A Preferred Stock from the U.S. Treasury, we currently have no intention of doing so.

Dividend policy

Our board of directors intends to continue to pay dividends on a consistent basis throughout 2010. However, our ability to pay dividends to shareholders is largely dependent upon the dividends we receive from the Bank, and the Bank is subject to regulatory limitations on the amount of cash dividends it may pay. In addition, as a result of our participation in the TARP Capital Purchase Program, we may not increase the quarterly dividends we pay on our common stock above $0.155 per share for three years, without the consent of the U.S. Treasury, unless the U.S. Treasury no longer holds shares of the Series A Preferred Stock.

The NASDAQ Global Select Market symbol	LKFN

(1)
The number of shares outstanding immediately after the closing of this offering is based on 12,341,593 shares outstanding as of September 30, 2009.

(2)
Unless otherwise indicated, the number of shares of common stock presented in this prospectus does not include: (a) 525,000 shares of common stock issuable pursuant to the exercise of the underwriters' over-allotment option; (b) 339,806 shares reserved for issuance upon exercise of stock options with a weighted-average exercise price of $15.579 per share which have been granted and remained outstanding as of September 30, 2009; and (c) 396,538 shares of common stock that may be issued upon exercise of the warrant that was issued to the U.S. Treasury pursuant to the TARP Capital Purchase Program. According to the terms of the warrant, if this offering results in aggregate gross proceeds of at least $56.0 million, we expect that we would request that the U.S. Treasury reduce the number of shares of common stock issuable upon exercise of the warrant by 50% to 198,269 shares.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following tables set forth selected consolidated financial data for us at and for each of the years in the five-year period ended December 31, 2008 and at and for the nine-month periods ended September 30, 2009 and 2008.

        The selected statement of income data for the years ended December 31, 2008, 2007 and 2006, and the selected statement of financial condition data as of December 31, 2008 and 2007, have been derived from our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference in this prospectus. The selected statement of income data for the years ended December 31, 2005 and 2004 and the selected statement of financial condition data as of December 31, 2006, 2005 and 2004, have been derived from our audited financial statements that are not incorporated by reference in this prospectus.

        The selected financial data as of and for the nine months ended September 30, 2009 and 2008 have been derived from our unaudited interim financial statements included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, which is incorporated by reference in this prospectus. In the opinion of our management, these financial statements reflect all necessary adjustments (consisting only of normal recurring adjustments) for a fair presentation of the data for those periods. Historical results are not necessarily indicative of future results and the results for the nine months ended September 30, 2009 are not necessarily indicative of our expected results for the full year ending December 31, 2009 or any other period.

	As of and for the nine months ended September 30,		As of and for the year ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(unaudited)
	(Dollars in thousands, except per share data)
Balance Sheet Data
Total assets	$2,469,882	$2,254,471	$2,377,445	$1,989,133	$1,836,706	$1,634,613	$1,453,122
Total loans	1,941,111	1,717,345	1,833,334	1,523,720	1,353,857	1,198,730	1,003,219
Allowance for loan losses	28,778	18,124	18,860	15,801	14,463	12,774	10,754
Securities available for sale	407,331	386,671	387,030	327,757	296,191	290,935	286,582
Goodwill and other intangible assets	5,229	5,435	5,383	5,589	5,795	6,004	6,215
Total deposits	1,821,031	1,707,930	1,885,299	1,478,918	1,475,765	1,266,245	1,115,399
Non-interest bearing deposits	231,970	235,808	230,716	255,348	258,472	247,605	237,261
Subordinated debentures	30,928	30,928	30,928	30,928	30,928	30,928	30,928
Series A Preferred Stock	53,992	0	0	0	0	0	0
Total shareholders' equity	219,625	153,358	149,880	146,270	130,187	113,334	101,765
Tangible common shareholders' equity(1)	161,659	148,984	145,601	141,619	125,149	107,937	95,927
Income Statement Data
Interest income	$86,301	$89,570	$118,484	$117,973	$105,551	$80,616	$60,182
Interest expense	28,486	42,294	55,216	63,417	53,224	30,353	16,833

Net interest income	57,815	47,276	63,268	54,556	52,327	50,263	43,349
Provision for loan losses	14,952	7,884	10,207	4,298	2,644	2,480	1,223

Net interest income after provision for loan losses	42,863	39,392	53,061	50,258	49,683	47,783	42,126
Non-interest income	16,871	17,943	23,328	20,242	18,794	18,086	16,680
Non-interest expense	39,937	34,937	47,481	42,923	40,242	38,432	36,959
Income tax expense	6,200	7,136	9,207	8,366	9,514	9,479	7,302

Net income	13,597	15,262	19,701	19,211	18,721	17,958	14,545
Preferred stock dividends earned and accretion	1,891	0	0	0	0	0	0

Net income available to common shareholders	$11,706	$15,262	$19,701	$19,211	$18,721	$17,958	$14,545

(footnotes on following page)

	As of and for the nine months ended September 30,		As of and for the year ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(unaudited)
	(Dollars in thousands, except per share data)
Per Share Data
Basic earnings per share	$0.94	$1.25	$1.61	$1.58	$1.55	$1.51	$1.24
Diluted earnings per share	0.94	1.23	1.58	1.55	1.51	1.46	1.20
Book value per common share (equity per share issued)	13.32	12.47	12.17	11.98	10.74	9.47	8.60
Tangible book value per common share(1)	12.99	12.11	11.77	11.60	10.33	9.02	8.11
Common shares outstanding	12,441,930	12,302,648	12,373,080	12,207,723	12,117,808	11,972,108	11,831,708
Diluted weighted average common shares outstanding	12,519,460	12,454,426	12,459,802	12,424,137	12,375,467	12,289,466	12,128,154
Selected Operating Ratios
Return on average assets	0.75%	0.96%	0.91%	1.04%	1.10%	1.20%	1.09%
Return on average shareholders' equity	9.09%	13.50%	13.04%	13.94%	15.35%	16.59%	15.24%
Net interest margin	3.42%	3.20%	3.14%	3.22%	3.38%	3.71%	3.64%
Efficiency Ratio(2)	53.47%	53.57%	54.83%	57.39%	56.58%	56.23%	61.57%
Selected Asset Quality Data and Asset Quality Ratios
Non-performing loans	$29,255	$20,185	$21,288	$7,448	$14,119	$7,495	$9,990
Non-performing assets	$30,014	$21,094	$22,391	$9,859	$14,225	$7,520	$10,265
Non-performing loans/total loans	1.51%	1.18%	1.16%	0.49%	1.04%	0.63%	1.00%
Non-performing assets/total assets	1.22%	0.94%	0.94%	0.50%	0.77%	0.46%	0.71%
Allowance for loan losses/total loans	1.48%	1.06%	1.03%	1.04%	1.07%	1.07%	1.07%
Allowance for loan losses/non-performing loans	98%	90%	89%	212%	102%	170%	108%
Net charge-offs (recoveries)/average loans	0.36%	0.46%	0.43%	0.21%	0.08%	0.04%	0.08%
Capital Ratios (Consolidated)
Total capital to risk weighted assets	13.01%	10.76%	10.20%	11.51%	11.76%	11.80%	12.28%
Tier I capital to risk weighted assets	11.76%	9.79%	9.26%	10.54%	10.76%	10.81%	11.31%
Tier I capital to average assets	10.20%	8.30%	8.10%	8.93%	8.87%	8.86%	9.07%
Tangible common equity to tangible assets(1)	6.56%	6.62%	6.14%	7.14%	6.83%	6.63%	6.63%

(1)
These measures are not measures recognized under GAAP and are therefore considered to be non-GAAP financial measures. See "—Non-GAAP Financial Measures" for a reconciliation of these measures to their most comparable GAAP measures.

(2)
Noninterest expense divided by total revenue (net interest income and other operating income).

Non-GAAP Financial Measures

        The information set forth above contains certain financial information determined by methods other than in accordance with GAAP. These non-GAAP financial measures are "tangible book value per common share" and "tangible common equity to tangible assets." Although we believe that these non-GAAP financial measures provide a greater understanding of our business, these measures are not necessarily comparable to similar measures that may be presented by other companies.

        "Tangible book value per common share" is defined as tangible common equity divided by total common shares outstanding. We believe that this measure is important to many investors in the marketplace who are interested in changes from period to period in book value per common share exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing total book value while not increasing our tangible book value.

        "Tangible common equity to tangible assets," is defined as total shareholders' equity reduced by preferred equity and intangible assets divided by tangible assets. We believe that this measure is important to many investors in the marketplace who are interested in the equity to assets ratio exclusive of the effect of changes in intangible assets on equity and total assets.

        The limitations associated with non-GAAP financial measures are the risks that persons might disagree as to the appropriateness of items comprising these measures and that different companies might calculate these measures differently. These disclosures should not be considered an alternative to GAAP. The information provided below reconciles GAAP measures and the ratio of tangible common equity to tangible assets.

	As of and for the nine months ended September 30,		As of and for the year ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(unaudited)
	(Dollars in thousands, except per share data)
Tangible common equity
Total shareholders' equity	$219,625	$153,358	$149,880	$146,270	$130,187	$113,334	$101,765
Less: preferred equity	53,992	0	0	0	0	0	0
Goodwill and intangible assets	5,229	5,435	5,383	5,589	5,795	6,004	6,215
Deferred tax assets	(1,255)	(1,061)	(1,104)	(938)	(757)	(607)	(377)
Tangible common equity	161,659	148,984	145,601	141,619	125,149	107,937	95,927
Tangible book value per common share
Book value per common share	13.32	12.47	12.17	11.98	10.74	9.47	8.60
Effect of intangible assets	(0.33)	(0.36)	(0.40)	(0.38)	(0.41)	(0.45)	(0.49)
Tangible book value per common share	12.99	12.11	11.77	11.60	10.33	9.02	8.11
Tangible assets
Total assets	2,469,882	2,254,471	2,377,445	1,989,133	1,836,706	1,634,613	1,453,122
Less:
Goodwill and intangible assets	5,229	5,435	5,383	5,589	5,795	6,004	6,215
Deferred tax assets	(1,255)	(1,061)	(1,104)	(938)	(757)	(607)	(377)
Tangible assets	2,465,908	2,250,097	2,373,166	1,984,482	1,831,668	1,629,216	1,447,284

RISK FACTORS

        Investing in our common stock involves a number of risks. You should carefully consider all of the information contained or incorporated by reference in this prospectus, including the risk factors set forth below, before investing in the common stock offered by this prospectus. We may encounter risks in addition to those described below, including risks and uncertainties not currently known to us or that we currently deem to be immaterial. The risks described below, as well as such additional risks and uncertainties, may impair or adversely affect our business, results of operations and financial condition. In such case, you may lose all or part of your original investment.

Risks Related to Our Business

A continued downturn in the economy, particularly in Northern Indiana, where our business is primarily conducted, could have an adverse effect on our business, results of operations and financial condition.

        We operate branch offices in four geographical markets concentrated in Northern Indiana and a loan production office in central Indiana located in Indianapolis. Our most mature market, the South Region, includes Kosciusko County and portions of contiguous counties. The Bank was founded in this market in 1872. Warsaw is this region's primary city. The Bank entered the North Region in 1990, which includes portions of Elkhart and St. Joseph counties. This region includes the cities of Elkhart and South Bend. The Central Region includes portions of Elkhart County and contiguous counties and is anchored by the city of Goshen. The North and Central regions represent relatively mature markets with nearly 20 years of business activity. We entered the East Region in 1999, which includes Allen and DeKalb counties. Fort Wayne represents the primary city in this market. We have experienced rapid commercial loan growth in this market over the past 10 years. We entered the Indianapolis market in 2006 with the opening of a loan production office in Marion County.

        Our success depends upon the business activity, population, income levels, deposits and real estate activity in these markets. Although our customers' business and financial interests may extend well beyond these market areas, adverse economic conditions that affect these market areas could reduce our growth rate, affect the ability of our customers to repay their loans to us and generally affect our financial condition and results of operations.

        In late 2007 and all of 2008, the United States economy experienced a severe downturn that has continued through the first nine months of 2009. Certain areas of our geographical markets have seen notably worse economic conditions than those suffered by the country at-large. As reported for September 2009, the 13 counties in which we operate had unemployment rates between 8.4% and 15.0%. In particular, Elkhart County has suffered from adverse business and economic conditions that have resulted in a county-wide level of unemployment of approximately 15.0%, which is well above the national average of 9.8%. A continued downturn in economic conditions, particularly within our primary market areas in Northern Indiana, could result in a decrease in demand for our products and services, an increase in loan delinquencies and defaults and high or increased levels of problem assets and foreclosures. Moreover, because of our geographic concentration, we are less able than other regional or national financial institutions to diversify our credit risks across multiple markets.

Difficult economic and market conditions have adversely affected our industry.

        Dramatic declines in the housing market, with decreasing home prices and increasing delinquencies and foreclosures, have negatively impacted the credit performance of mortgage and commercial real estate loans and resulted in significant write-downs of assets by many financial institutions across the United States. General downward economic trends, reduced availability of commercial credit and increasing unemployment have negatively impacted the credit performance of commercial and consumer credit, resulting in additional write-downs. Concerns over the stability of the financial markets and the economy have resulted in decreased lending by many financial institutions to their customers and to each other. This market turmoil and tightening of credit has led to increased commercial and consumer deficiencies, lack of customer confidence, increased market volatility and widespread reductions in general business activity. Financial institutions have also generally experienced decreased access to deposits and borrowings. The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets may adversely affect our business, results of operations and financial condition. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial institutions industry. In particular, we may face the following risks in connection with these events:

  •
  we potentially face increased regulation of our industry and compliance with such regulation may increase our costs and limit our ability to pursue business opportunities;

  •
  customer demand for loans secured by real estate could be reduced due to weaker economic conditions, an increase in unemployment, a decrease in real estate values or an increase in interest rates;

  •
  the process we use to estimate losses inherent in our credit exposure requires difficult, subjective and complex judgments, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The level of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates which may, in turn, impact the reliability of the process;

  •
  the value of the portfolio of investment securities that we hold may be adversely affected; and

  •
  we may be required to pay significantly higher FDIC premiums because market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits.

We must effectively manage our credit risk.

        There are risks inherent in making any loan, including risks inherent in dealing with individual borrowers, risks of nonpayment, risks resulting from uncertainties as to the future value of collateral and risks resulting from changes in economic and industry conditions. We attempt to minimize our credit risk through prudent loan application approval procedures, careful monitoring of the concentration of our loans within specific industries, a centralized credit administration department and periodic independent reviews of outstanding loans by our loan review department. However, we cannot assure you that such approval and monitoring procedures will reduce these credit risks.

        The majority of the Bank's loan portfolio is invested in commercial and commercial real estate loans. The Bank focuses on traditional commercial and industrial lending but is also involved in commercial real estate activity in its markets. In general, commercial loans represent higher dollar volumes to fewer customers. As a result, we may assume greater lending risks than other community banking-type financial institutions that have a lesser concentration of such loans and are more retail oriented.

Commercial and industrial and agri-business loans make up a significant portion of our loan portfolio.

        Commercial and industrial and agri-business loans were $869.7 million, or approximately 44.7% of our total loan portfolio, as of September 30, 2009. Our commercial loans are primarily made based on the identified cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. Most often, this collateral is accounts receivable, inventory, machinery or real estate. Credit support provided by the borrower for most of these loans and the probability of repayment is based on the liquidation of the pledged collateral and enforcement of a personal guarantee, if any exists. Whenever possible, we require a personal guarantee on commercial loans. As a result, in the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers. The collateral securing other loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.

Our loan portfolio includes commercial real estate loans, which involve risks specific to real estate value.

        Commercial real estate loans were $762.3 million, or approximately 39.2% of our total loan portfolio, as of September 30, 2009. A majority of these loans are extended to small and medium-sized businesses. The market value of real estate can fluctuate significantly in a short period of time as a result of market conditions in the geographic area in which the real estate is located. Although a significant portion of such loans are secured by real estate as a secondary form of collateral, continued adverse developments affecting real estate values in one or more of our markets could increase the credit risk associated with our loan portfolio. Additionally, real estate lending typically involves higher loan principal amounts and the repayment of the loans generally is dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. Economic events or governmental regulations outside of the control of the borrower or lender could negatively impact the future cash flow and market values of the affected properties.

        If the loans that are collateralized by real estate become troubled and the value of the real estate has been significantly impaired, then we may not be able to recover the full contractual amount of principal and interest that we anticipated at the time of originating the loan, which could cause us to increase our provision for loan losses and adversely affect our operating results and financial condition. In addition, we may face increased risk on these loans compared to some of our larger competitors because we focus our marketing efforts on, and make a majority of our commercial real estate loans to, small and medium-sized businesses. Smaller companies tend to be at a competitive disadvantage and generally have limited operating histories, less sophisticated internal record keeping and financial planning capabilities and fewer financial resources than larger companies. As a result, it may be more difficult to evaluate borrowers' creditworthiness and lending risks, and they may be more susceptible to economic downturns. Lending to these companies may be more risky than lending to larger, more established enterprises.

Our consumer loans generally have a higher degree of risk of default than our other loans.

        At September 30, 2009, consumer loans totaled $57.5 million, or 3.0% of our total loan portfolio. Consumer loans typically have shorter terms and lower balances with higher yields as compared to one-to-four family residential loans, but generally carry higher risks of default. Consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount which can be recovered on these loans.

Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

        We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. In February 2009, we accepted a capital investment of $56.0 million under the U.S. Treasury's Capital Purchase Program, and we expect to raise $55.9 million in this offering to further strengthen our capital position. However, we may at some point need to raise additional capital to support our continued growth. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth or acquisitions could be materially impaired.

Interest rates and other conditions impact our results of operations.

        Our profitability is significantly driven by the spread between the interest rates earned on investments and loans and the interest rates paid on deposits and other interest-bearing liabilities. Like most banking institutions, our net interest spread and margin will be affected by general economic conditions and other factors, including fiscal and monetary policies of the federal government, that influence market interest rates and our ability to respond to changes in such rates. At any given time, our assets and liabilities will be such that they are affected differently by a given change in interest rates. As a result, an increase or decrease in rates, the length of loan terms or the mix of adjustable and fixed rate loans in our portfolio could have a positive or negative effect on our net income, capital and liquidity. We measure interest rate risk under various rate scenarios and using specific criteria and assumptions. Although we believe our current level of interest rate sensitivity is reasonable and effectively managed, significant fluctuations in interest rates may have an adverse effect on our business, results of operations and financial condition.

Our allowance for loan losses may prove to be insufficient to absorb potential losses in our loan portfolio.

        We determined our allowance for loan losses pursuant to our established guidelines and practices and maintained a level considered adequate by management to absorb loan losses that are inherent in the portfolio. The amount of future loan losses is susceptible to changes in economic, operating and other conditions (in our markets as well as the United States), including changes in interest rates, which may be beyond our control, and such losses may exceed current estimates. At September 30, 2009, our allowance for loan losses as a percentage of total loans was 1.48% and as a percentage of total non-performing loans was 98%. Because of the nature of our loan portfolio and our concentration in commercial and industrial loans, which tend to be larger loans, the movement of a small number of loans to non-performing status can have a significant impact on these ratios. Although management believes that the allowance for loan losses is adequate to absorb probable incurred losses on any existing loans, we cannot predict loan losses with certainty, and we cannot assure you that our allowance for loan losses will prove sufficient to cover actual loan losses in the future. Loan losses in excess of our reserves may adversely affect our business, results of operations and financial condition.

Liquidity risks could affect operations and jeopardize our business, results of operations and financial condition.

        Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. Our primary sources of funds consist of cash from operations, investment maturities and sales and deposits. Additional liquidity is provided by brokered deposits, CDARs deposits, repurchase agreements and our participation in the Federal Reserve Bank's Term Auction Facility, as well as the ability to borrow from the Federal Reserve Bank and the Federal Home Loan Bank. Our access to funding sources in amounts adequate to finance or capitalize our activities or on terms that are acceptable to us could be impaired by factors that affect us directly or the financial services industry or economy in general, such as further disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry.

        Since late 2007, and particularly during the second half of 2008 and much of the first nine months of 2009, the financial services industry and the credit markets generally have been materially and adversely affected by significant declines in asset values and by a lack of liquidity. The liquidity issues have been particularly acute for regional and community banks, as many of the larger financial institutions have significantly curtailed their lending to regional and community banks to reduce their exposure to the risks of other banks. In addition, many of the larger correspondent lenders have reduced or even eliminated federal funds lines for their correspondent customers. Furthermore, regional and community banks generally have less access to the capital markets than do the national and super-regional banks because of their smaller size and limited analyst coverage. Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet our expenses, pay dividends to our shareholders, or fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on our liquidity, business, results of operations and financial condition.

        In addition, approximately 21% of our deposits are concentrated in public funds from a small number of municipalities and government agencies. Public deposits can be cyclical in nature and are often reduced in June and December of each year. If these government entities reduce their deposits at inopportune times, or if we lose one or more of these deposit customers, the Bank would need to find a replacement source of liquidity for the funds withdrawn. If the Bank is unable to find a replacement source of liquidity, the Bank's liquidity could be adversely affected.

Declines in asset values may result in impairment charges and adversely affect the value of our investments, financial performance and capital.

        We maintain an investment portfolio that includes, but is not limited to, mortgage-backed securities. The market value of investments in our portfolio has become increasingly volatile over the past year, and as of September 30, 2009, we had gross unrealized losses of $18.3 million in our investment portfolio, primarily attributable to our holdings of non-agency mortgage-backed securities. The market value of investments may be affected by factors other than the underlying performance of the servicer of the securities or the mortgages underlying the securities, such as ratings downgrades, adverse changes in the business climate and a lack of liquidity in the secondary market for certain investment securities. On a monthly basis, we evaluate investments and other assets for impairment indicators. We may be required to record additional impairment charges if our investments suffer a decline in value that is considered other-than-temporary. If we determine that a significant impairment has occurred, we would be required to charge against earnings the credit-related portion of the other-than-temporary impairment, which could have a material adverse effect on our results of operations in the periods in which the write-offs occur.

We may experience difficulties in managing our growth, and our growth strategy involves risks that may negatively impact our net income.

        Although we do not have any current plans to do so, we may expand into additional communities or attempt to strengthen our position in our current markets through opportunistic acquisitions of all or part of other financial institutions, including FDIC-assisted transactions, or by opening new branches. To the extent that we undertake acquisitions or new branch openings, we are likely to experience the effects of higher operating expenses relative to operating income from the new operations, which may have an adverse effect on our levels of reported net income, return on average equity and return on average assets. Other effects of engaging in such growth strategies may include potential diversion of our management's time and attention and general disruption to our business.

        To the extent that we grow through acquisitions and branch openings, we cannot assure you that we will be able to adequately and profitably manage this growth. Acquiring other banks and businesses will involve similar risks to those commonly associated with branching, but may also involve additional risks, including:

  •
  potential exposure to unknown or contingent liabilities of banks and businesses we acquire;

  •
  exposure to potential asset quality issues of the acquired bank or related business;

  •
  difficulty and expense of integrating the operations and personnel of banks and businesses we acquire; and

  •
  the possible loss of key employees and customers of the banks and businesses we acquire.

Attractive acquisition opportunities may not be available to us in the future.

        We expect that other banking and financial service companies, many of which have significantly greater resources than us, will compete with us in acquiring other financial institutions if we pursue such acquisitions. This competition could increase prices for potential acquisitions that we believe are attractive. Also, acquisitions are subject to various regulatory approvals. If we fail to receive the appropriate regulatory approvals, we will not be able to consummate an acquisition that we believe is in our best interests. Among other things, our regulators consider our capital, liquidity, profitability, regulatory compliance and levels of goodwill and intangibles when considering acquisition and expansion proposals. Any acquisition could be dilutive to our earnings and shareholders' equity per share of our common stock.

Higher FDIC deposit insurance premiums and assessments could adversely affect our financial condition.

        FDIC insurance premiums have increased substantially in 2009, and we expect to pay higher FDIC premiums in the future. Bank failures have significantly depleted the FDIC's Deposit Insurance Fund and reduced the Deposit Insurance Fund's ratio of reserves to insured deposits. The FDIC adopted a revised risk-based deposit insurance assessment schedule on February 27, 2009, which raised deposit insurance premiums. On May 22, 2009, the FDIC also implemented a special assessment equal to five basis points of each insured depository institution's assets minus Tier 1 capital as of June 30, 2009, but no more than 10 basis points times the institution's assessment base for the second quarter of 2009, to be collected on September 30, 2009. Additional special assessments may be imposed by the FDIC for future periods. On September 29, 2009, the FDIC proposed a uniform three-basis point increase in assessment rates, which, if adopted, would be effective on January 1, 2011. Also on September 29, 2009, the FDIC proposed a rule that would require insured institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012.

        We participate in the FDIC's Temporary Liquidity Guarantee Program, or TLG, for noninterest-bearing transaction deposit accounts. Banks that participate in the TLG's noninterest-bearing transaction account guarantee will pay the FDIC an annual assessment of 10 basis points on the amounts in such accounts above the amounts covered by FDIC deposit insurance. To the extent that these TLG assessments are insufficient to cover any loss or expenses arising from the TLG program, the FDIC is authorized to impose an emergency special assessment on all FDIC-insured depository institutions. The FDIC has authority to impose charges for the TLG program upon depository institution holding companies, as well. The TLG was scheduled to end December 31, 2009, but the FDIC has extended it to June 30, 2010 at an increased charge of 15 to 25 basis points beginning January 1, 2010, depending on the depository institution's risk assessment category rating assigned with respect to regular FDIC assessments if the institution elects to remain in the TLG. These changes have caused the premiums and TLG assessments charged by the FDIC to increase. These actions have increased our noninterest expense in 2009 and are expected to increase our costs for the foreseeable future.

We face intense competition in all phases of our business from other banks and financial institutions.

        The banking and financial services business in our market areas is highly competitive. Our competitors include large regional banks, local community banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market mutual funds, credit unions, farm credit services and other non-bank financial service providers. Many of these competitors are not subject to the same regulatory restrictions as we are and are able to provide customers with a feasible alternative to traditional banking services.

        Increased competition in our market areas may also result in a decrease in the amounts of our loans and deposits, reduced spreads between loan rates and deposit rates or loan terms that are more favorable to the borrower. Any of these results could have a material adverse effect on our ability to grow and remain profitable. If increased competition causes us to significantly discount the interest rates we offer on loans or increase the amount we pay on deposits, our net interest income could be adversely impacted. If increased competition causes us to relax our underwriting standards, we could be exposed to higher losses from lending activities. Additionally, many of our competitors are much larger in total assets and capitalization, have greater access to capital markets, possess larger lending limits and offer a broader range of financial services than we can offer.

Government regulation can result in limitations on our operations.

        We operate in a highly regulated environment and are subject to supervision and regulation by a number of governmental regulatory agencies, including the Federal Reserve, the FDIC, and the Indiana Department of Financial Institutions. Regulations adopted by these agencies, which are generally intended to provide protection for depositors and customers rather than for the benefit of shareholders, govern a comprehensive range of matters relating to ownership and control of our shares, our acquisition of other companies and businesses, permissible activities for us to engage in, maintenance of adequate capital levels and other aspects of our operations. These bank regulators possess broad authority to prevent or remedy unsafe or unsound practices or violations of law. The laws and regulations applicable to the banking industry could change at any time and we cannot predict the effects of these changes on our business and profitability. Increased regulation could increase our cost of compliance and adversely affect profitability. For example, new legislation or regulation may limit the manner in which we may conduct our business, including our ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads.

We cannot predict the effect on our operations of recent legislative and regulatory initiatives that were enacted in response to the ongoing financial crisis.

        United States federal, state and foreign governments have taken or are considering extraordinary actions in an attempt to deal with the worldwide financial crisis. To the extent adopted, many of these actions have been in effect for only a limited time, and have produced limited or no relief to the capital, credit and real estate markets. There is no assurance that these actions or other actions under consideration will ultimately be successful.

        In the United States, the federal government has adopted the Emergency Economic Stabilization Act of 2008 and the American Recovery and Reinvestment Act of 2009. With authority granted under these laws, the U.S. Treasury has proposed a financial stability plan that is intended to:

  •
  invest in financial institutions and purchase troubled assets and mortgages from financial institutions for the purpose of stabilizing and providing liquidity to the United States financial markets;

  •
  temporarily increase the limit on FDIC deposit insurance coverage to $250,000 per depositor through December 31, 2009 (which was recently extended to December 31, 2013 under the Helping Families Save Their Homes Act of 2009); and

  •
  provide for various forms of economic stimulus, including to assist homeowners restructure and lower mortgage payments on qualifying loans.

        Numerous other actions have been taken by the United States Congress, the Federal Reserve, the U.S. Treasury, the FDIC, the SEC and others to address the liquidity and credit crisis that has followed the sub-prime mortgage crisis that commenced in 2007, including the financial stability plan adopted by the U.S. Treasury. In addition, President Obama recently announced a financial regulatory reform proposal, and the House and Senate are expected to consider competing proposals over the coming years.

        There can be no assurance that the financial stability plan proposed by the U.S. Treasury, the other proposals under consideration or any other legislative or regulatory initiatives will be effective at dealing with the ongoing economic crisis and improving economic conditions globally, nationally or in our markets, or that the measures adopted will not have adverse consequences. The terms and costs of these activities, or the failure of these actions to help stabilize the financial markets, asset prices, market liquidity and a continuation or worsening of current financial market and economic conditions could materially and adversely affect our business, results of operations, financial condition and the trading prices of our securities.

Negative developments in the financial industry and the credit markets may subject us to additional regulation.

        As a result of ongoing challenges facing the United States economy, the potential exists for new laws and regulations regarding lending and funding practices and liquidity standards to be promulgated, and bank regulatory agencies are expected to be active in responding to concerns and trends identified in examinations, including the expected issuance of many formal enforcement orders. Negative developments in the financial industry and credit markets, and the impact of new legislation in response to those developments, may negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and may adversely impact our financial performance.

Changes in future rules applicable to TARP recipients could adversely affect our business, results of operations and financial condition.

        On February 27, 2009, we issued $56.0 million of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A to the U.S. Treasury pursuant to the TARP Capital Purchase Program. The rules and policies applicable to recipients of capital under the TARP Capital Purchase Program continue to evolve and their scope, timing and effect cannot be predicted. Any redemption of the securities sold to the U.S. Treasury to avoid these restrictions would require prior Federal Reserve and U.S. Treasury approval. Based on guidelines recently issued by the Federal Reserve, institutions seeking to redeem TARP Capital Purchase Program preferred stock must demonstrate an ability to access the long-term debt markets without reliance on the FDIC's TLG, successfully demonstrate access to public equity markets and meet a number of additional requirements and considerations before such institutions can redeem any securities sold to the U.S. Treasury.

Our ability to attract and retain management and key personnel may affect future growth and earnings, and the recent economic stimulus legislation imposes new compensation restrictions that could adversely affect our ability to do so.

        Much of our success and growth has been influenced strongly by our ability to attract and retain management experienced in banking and financial services and familiar with the communities in our market areas. Our ability to retain executive officers, the current management teams, branch managers and loan officers of our bank subsidiary will continue to be important to the successful implementation of our strategy. It is also critical, as we grow, to be able to attract and retain qualified additional management and loan officers with the appropriate level of experience and knowledge about our market areas to implement our community-based operating strategy. The unexpected loss of services of any key management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business, results of operations and financial condition.

        The American Recovery and Reinvestment Act of 2009 that was signed into law in February 2009 includes extensive new restrictions on our ability to pay retention awards, bonuses and other incentive compensation during the period in which we have any outstanding securities held by the U.S. Treasury that were issued under the TARP Capital Purchase Program. Many of the restrictions may not be limited to our senior executives and could cover other employees whose contributions to revenue and performance can be significant. The limitations may adversely affect our ability to recruit and retain these key employees in addition to our senior executive officers, especially if we are competing for talent against institutions that are not subject to the same restrictions. The Federal Reserve, and perhaps the FDIC, are contemplating proposed rules governing the compensation practices of financial institutions and these rules, if adopted, may make it more difficult to attract and retain the people we need to operate our businesses and limit our ability to promote our objectives through our compensation and incentive programs.

We have a continuing need for technological change and we may not have the resources to effectively implement new technology.

        The financial services industry is constantly undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend in part upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations as we continue to grow and expand our market areas. Many of our larger competitors have substantially greater resources to invest in technological improvements. As a result, they may be able to offer additional or superior products to those that we will be able to offer, which would put us at a competitive disadvantage. Accordingly, we cannot provide you with assurance that we will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our customers.

System failure or breaches of our network security could subject us to increased operating costs as well as litigation and other liabilities.

        The computer systems and network infrastructure we use could be vulnerable to unforeseen problems. Our operations are dependent upon our ability to protect our computer equipment against damage from physical theft, fire, power loss, telecommunications failure or a similar catastrophic event, as well as from security breaches, denial of service attacks, viruses, worms and other disruptive problems caused by hackers. Any damage or failure that causes an interruption in our operations could have a material adverse effect on our financial condition and results of operations. Computer break-ins, phishing and other disruptions could also jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability to us and may cause existing and potential customers to refrain from doing business with us. Although we, with the help of third-party service providers, intend to continue to implement security technology and establish operational procedures to prevent such damage, there can be no assurance that these security measures will be successful. In addition, advances in computer capabilities, new discoveries in the field of cryptography or other developments could result in a compromise or breach of the algorithms we and our third-party service providers use to encrypt and protect customer transaction data. A failure of such security measures could have a material adverse effect on our financial condition and results of operations.

We are subject to certain operational risks, including, but not limited to, customer or employee fraud and data processing system failures and errors.

        Employee errors and misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence.

        We maintain a system of internal controls and insurance coverage to mitigate operational risks, including data processing system failures and errors and customer or employee fraud. Should our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our business, results of operations and financial condition.

We may be subject to a higher consolidated effective tax rate if there is a change in tax laws or if LCB Funding, Inc. fails to qualify as a real estate investment trust.

        The Bank holds certain investment securities in its wholly-owned subsidiary LCB Investments II, Inc., which is incorporated in Nevada. Pursuant to the State of Indiana's current tax laws and regulations, we are not subject to Indiana income tax for income earned through that subsidiary. If there are changes in tax laws or interpretations thereof requiring us to pay state taxes for income generated by LCB Investments II, Inc., the resulting tax consequences could increase our effective tax rate or cause us to have a tax liability for prior years.

        The Bank also holds certain commercial real estate loans, residential real estate loans and other loans in a real estate investment trust through LCB Investments II, Inc. Qualification as a real estate investment trust involves application of specific provisions of the Internal Revenue Code relating to various asset tests. If LCB Funding, Inc. fails to meet any of the required provisions for real estate investment trusts, or there are changes in tax laws or interpretations thereof, it could no longer qualify as a real estate investment trust and the resulting tax consequences would increase our effective tax rate or cause us to have a tax liability for prior years.

Risks Related to Our Common Stock

Our stock price can fluctuate.

        The volatility in the price of our common stock and the NASDAQ Global Select Market, where our common stock is listed, may make it difficult for you to resell your common stock when you want and at prices you find attractive. Our stock price can fluctuate significantly in response to a variety of factors including, among other things:

  •
  actual or anticipated variations in our quarterly results of operations;

  •
  recommendations by securities analysts;

  •
  operating and stock price performance of other companies that investors deem comparable to us;

  •
  news reports relating to trends, concerns and other issues in the financial services industry, including the failures of other financial institutions in the current economic downturn;

  •
  perceptions in the marketplace regarding us or our competitors and other financial services companies;

  •
  new technology used, or services offered, by competitors; and

  •
  changes in government regulations.

        General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause our stock price to decrease regardless of our operating results as evidenced by the current volatility and disruption of capital and credit markets.

There is a limited trading market for our common shares, and you may not be able to resell your shares at or above the price you paid for them.

        Although our common shares are listed for trading on the Global Select Market of the NASDAQ Stock Market, the trading in our common shares has less liquidity than many other companies quoted on the NASDAQ Global Select Market. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the market of willing buyers and sellers of our common shares at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. We cannot assure you that volume of trading in our common shares will increase in the future. Additionally, general market forces may have a negative effect on our stock price, independent of factors affecting our stock specifically.

We will retain broad discretion in using the net proceeds from this offering and may not use the proceeds effectively.

        We intend to use the net proceeds of this offering for general corporate purposes, which may include, without limitation, investments at the holding company level, providing capital to support the growth of the Bank, business combinations or the redemption of the Series A Preferred Stock from the U.S. Treasury. We have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will retain broad discretion to allocate the net proceeds of this offering. The net proceeds may be applied in ways with which you and other investors in the offering may not agree. Moreover, our management may use the proceeds for corporate purposes that may not increase our market value or make us more profitable. In addition, it may take us some time to effectively deploy the proceeds from this offering. Until the proceeds are effectively deployed, our return on equity and earnings per share may be negatively impacted. Management's failure to use the net proceeds of this offering effectively could have an adverse effect on our business, results of operations and financial condition.

Purchasers of shares of the common stock in this offering will experience immediate dilution with respect to the shares purchased.

        Because the $17.00 per share offering price is greater than the current book value per share of common stock, purchasers of the common stock in this offering will experience immediate dilution with respect to their shares purchased, whereas our existing shareholders will experience immediate accretion with respect to the shares of common stock that they currently own. Based upon the issuance of 3,500,000 shares of the common stock in this offering, the purchasers of shares in this offering will experience immediate dilution in the pro forma book value of their shares of approximately $3.11 per share.

An investment in our common stock is not an insured deposit.

        Our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described in this "Risk Factors" section and elsewhere in this prospectus and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire our common stock, you may lose some or all of your investment.

Our ability to pay dividends is limited, and we may be unable to pay future dividends.

        Our ability to pay dividends is limited by regulatory restrictions and the need to maintain sufficient consolidated capital. The ability of the Bank to pay dividends to us is limited by its obligations to maintain sufficient capital and liquidity and by other general restrictions on dividends that are applicable to the Bank, including the requirement under Indiana law that it may not pay dividends that exceed the sum of the Bank's net income for the year combined with its retained net income for the previous two years. The FDIC and other bank regulators have proposed guidelines and seek greater liquidity, and have been discussing increasing capital requirements. If these regulatory requirements are not met, the Bank will not be able to pay dividends to us, and we may be unable to pay dividends on our common stock.

        In addition, as a bank holding company, our ability to declare and pay dividends is subject to the guidelines of the Federal Reserve regarding capital adequacy and dividends. The Federal Reserve guidelines generally require us to review the effects of the cash payment of dividends on common stock and other Tier 1 capital instruments (i.e., perpetual preferred stock and trust preferred debt) in light of our earnings, capital adequacy and financial condition. In addition, as a matter of policy, the Federal Reserve has indicated that bank holding companies should not pay dividends on common stock (or make distributions on trust preferred securities) using funds from the TARP Capital Purchase Program. As a general matter, the Federal Reserve indicates that the board of directors of a bank holding company should eliminate, defer or significantly reduce the dividends if:

  •
  the company's net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends;

  •
  the prospective rate of earnings retention is inconsistent with the company's capital needs and overall current and prospective financial condition; or

  •
  the company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

        As a result of our participation in the TARP Capital Purchase Program, we may not increase the dividends payable on our common stock beyond the $0.155 per share quarterly dividend that we had most recently declared prior to the date of the U.S. Treasury's investment without the consent of the U.S. Treasury, unless all of the equity securities held by the U.S. Treasury are redeemed or the U.S. Treasury has transferred them to third parties. Also, all accrued and unpaid dividends on the Series A Preferred and for all past dividend periods would have to be fully paid.

        In addition, we may elect in the future to defer interest payments on our junior subordinated debentures. We are prohibited from making dividend payments on our common stock following the deferral of interest payments on the subordinated debentures underlying the trust preferred securities.

There may be future sales or other dilutions of our equity, which may adversely affect the market price of our common stock.

        Except as described under "Underwriting" and except as our authorized capital stock may be limited by our articles of incorporation, we are not restricted from issuing additional common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive our common stock. In connection with its purchase of shares of our Series A Preferred Stock, the U.S. Treasury received a warrant to purchase 396,538 shares of our common stock at a cash price per share of $21.20, subject to adjustment, which expires on February 27, 2019. The issuance of any additional shares of common stock as a result of exercise of the warrant held by the U.S. Treasury or the issuance of any other common stock or convertible securities could dilute the ownership interest of our existing common shareholders. The market price of our common stock could decline as a result of this offering, as well as other sales of a large block of shares of our common stock in the market after this offering, or the perception that such sales could occur.

The common stock is equity and, therefore, is subordinate to our and our subsidiaries' indebtedness and any preferred stock, including the Series A Preferred Stock.

        Shares of the common stock are equity interests in us and do not constitute indebtedness. As such, shares of the common stock will rank junior to all current and future indebtedness and other nonequity claims on us with respect to assets available to satisfy claims on us, including in a liquidation of our company. We may incur additional indebtedness from time to time and may increase our aggregate level of outstanding indebtedness.

        Additionally, holders of our common stock are subject to the prior dividend and liquidation rights of any holders of our preferred stock then outstanding. Our board of directors is authorized to cause us to issue preferred stock, in one or more series, without any action on the part of our shareholders. If we issue shares of preferred stock that have a preference over our common stock with respect to the payment of dividends or upon liquidation, or if we issue shares of preferred stock with voting rights that dilute the voting power of the common stock, then the rights of holders of our common stock or the market price of our common stock could be adversely affected.

        On February 27, 2009, we issued and sold 56,044 shares of our Series A Preferred Stock, which ranks senior to our common stock in the payment of dividends and on liquidation, to the U.S. Treasury (together with the warrant to acquire 396,538 shares of our common stock) for $56.0 million. The dividends payable on the Series A Preferred Stock are cumulative, and the liquidation amount of the Series A Preferred Stock is $1,000 per share. In the event of our bankruptcy, dissolution or liquidation, the holders of the Series A Preferred Stock will receive distributions of our available assets prior to the holders of our common stock.

There are substantial regulatory limitations on changes of control of bank holding companies.

        With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be "acting in concert" from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the Federal Reserve. Accordingly, prospective investors need to be aware of and comply with these requirements, if applicable, in connection with any purchase of shares of our common stock.

Certain provisions of our articles of incorporation, as well as Indiana and federal law, may discourage, delay or prevent transactions you might favor, including our sale or merger.

        Certain provisions included in our articles of incorporation, as amended, and our bylaws, as well as certain provisions of the Indiana General Business Corporation Law and federal law, may discourage, delay or prevent potential acquisitions of control of us, particularly when attempted in a transaction that is not negotiated directly with, and approved by, our board of directors, despite possible benefits to our shareholders.

        Specifically, our articles of incorporation or bylaws, as the case may be, include certain provisions that:

  •
  divide our board of directors into three classes serving staggered three-year terms and provide that a director may only be removed prior to the expiration of a term without cause by the affirmative vote of the holders of at least two thirds of the voting power of all of the then-outstanding shares of capital stock entitled to vote in an election of directors;

  •
  authorize the issuance of additional common stock, or preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors, which could be issued in one or more transactions that could make a change of control of us more difficult, and therefore more unlikely; and

  •
  do not provide for cumulative voting in elections of directors, which makes it more difficult for a shareholder group to elect a director nominee.

        The Indiana General Business Corporation Law contains provisions to the effect that:

  •
  if a person makes a "control share acquisition," defined as an acquisition of voting stock having at least 20% of all voting power, those shares will be accorded the same voting rights as all other shares only if a resolution is approved at an annual or special shareholders meeting by the holders of a majority of all shares entitled to vote other than the control shares; and

  •
  for five years from the date a shareholder becomes an "interested shareholder" (i.e., the owner of 10% or more of a corporation's voting stock), the corporation may not engage in a business combination with the interested shareholder unless the board of directors approved in advance the business combination or the transaction causing the shareholder to become an interested shareholder. If such advance approval is not received, then the business combination must either be approved by a majority vote of the voting stock not owned by the interested shareholder and its associates at a meeting called for that purpose no earlier than five years after the interested shareholder's share acquisition date or the proposed consideration to be paid in the business combination must satisfy certain fair price criteria.

        Furthermore, the Bank Holding Company Act of 1956, as amended, generally requires the prior approval of the Federal Reserve for any merger involving a bank holding company or any acquisition by a bank holding company of another bank or bank holding company. In approving interstate acquisitions, the Federal Reserve is required to give effect to applicable state law limitations on the aggregate amount of deposits that may be held by the acquiring bank holding company and its insured depository institution affiliates in the state in which the target bank is located (provided that those limits do not discriminate against out-of-state depository institutions or their holding companies) and state laws that require that existence for a minimum period of time (not to exceed five years) before being acquired by an out-of-state bank holding company.

        These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock. These provisions could also discourage proxy contests and make it more difficult for holders of our common stock to elect directors other than the candidates nominated by our board of directors.

USE OF PROCEEDS

        We estimate that the net proceeds to us, after underwriting discounts and estimated offering expenses, from the sale of the shares of our common stock offered hereby will be approximately $55.9 million (or approximately $64.3 million if the underwriters exercise in full their option to purchase additional shares). We intend to use the net proceeds from this offering for general corporate purposes, including the contribution of a portion of the proceeds to the Bank as additional capital. The net proceeds would also support future growth, which may include accelerated organic growth in our existing markets and opportunistic acquisitions of all or part of other financial institutions, including FDIC-assisted transactions. We do not have any agreements or commitments with respect to any acquisitions at this time. Although we may use a portion of the net proceeds from this offering to redeem the Series A Preferred Stock from the U.S. Treasury, we currently have no intention of doing so. Pending allocation to specific uses, we intend to invest the proceeds in short-term interest-bearing investment grade securities.

        On February 27, 2009, we issued $56.0 million of our Series A Preferred Stock to the U.S. Treasury pursuant to the Capital Purchase Program implemented as a component of TARP, together with a warrant to purchase 396,538 shares of our common stock at an initial purchase price of $21.20 per share. According to the terms of the warrant, if this offering results in aggregate gross proceeds of at least $56.0 million, we expect that we would request that the U.S. Treasury reduce the number of shares of common stock issuable upon exercise of the warrant by 50% to 198,269 shares.

CAPITALIZATION

        The following table sets forth our unaudited consolidated capitalization as of September 30, 2009:

  •
  on an actual basis; and

  •
  on an adjusted basis giving effect to the sale of 3,500,000 shares of our common stock in this offering at a public offering price of $17.00 per share, after payment of our expenses related to this offering and underwriting discounts and commissions.

        You should read the information included in the table in conjunction with our consolidated financial statements and the related notes included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed with the SEC and incorporated by reference in this prospectus.

	As of September 30, 2009
	Actual	As Adjusted(1)
	(unaudited)
	(Dollars in thousands)
Subordinated Debentures:	$30,928	$30,928
Shareholders' Equity:
Preferred stock: 1,000,000 shares authorized, no par value; 56,044 shares of Series A Preferred Stock issued and outstanding	53,992	53,992
Common stock: 90,000,000 shares authorized, no par value; 12,441,930 shares issued and 12,341,593 outstanding as of September 30, 2009	1,453	1,453
Additional paid-in capital	23,846	79,699
Retained earnings	147,295	147,295
Accumulated other comprehensive (loss)	(5,437)	(5,437)
Treasury stock, at cost	(1,524)	(1,524)

Total shareholders' equity	219,625	275,478

Total Capitalization	$250,553	$306,406
Per Share Data:
Book value per common share	$13.32	$13.89

Tangible book value per common share(2)	12.99	13.64

Capital Ratios (Consolidated):
Tangible common equity to tangible assets(2)	6.56%	8.82%

Tier 1 capital to risk weighted assets	11.76%	14.39%

Total capital to risk weighted assets	13.01%	15.64%

(1)
Does not include the effect of the sale of up to an additional 525,000 shares of our common stock that may be sold pursuant to the underwriters' over-allotment option. If the underwriters' over-allotment option is exercised in full, "Additional paid-in capital" will increase to $88,133.

(2)
These measures are not measures recognized under GAAP, and are therefore considered non-GAAP financial measures. See "Prospectus Summary—Non-GAAP Financial Measures" for a reconciliation of these measures to their most comparable GAAP measures.

PRICE RANGE OF COMMON STOCK AND DIVIDEND INFORMATION

        Our common stock is listed on the NASDAQ Global Select Market under the symbol "LKFN." The table below presents the high and low sale prices per share of our common stock on the NASDAQ Global Select Market and the dividends paid per share of our common stock for the indicated periods. As of September 30, 2009, we had 12,341,593 shares of common stock issued and outstanding, held by approximately 435 record holders. We estimate that we have approximately 2,300 shareholders in total.

	Sale Price
			Cash Dividend Declared
	High	Low
Year Ended December 31, 2007
First Quarter	$25.92	$21.85	$0.125
Second Quarter	23.81	20.71	0.140
Third Quarter	25.98	20.05	0.140
Fourth Quarter	25.00	18.25	0.140
Year Ended December 31, 2008
First Quarter	$23.97	$16.87	$0.140
Second Quarter	25.00	19.00	0.155
Third Quarter	30.09	18.52	0.155
Fourth Quarter	24.10	14.93	0.155
Year Ended December 31, 2009
First Quarter	$23.87	$14.14	$0.155
Second Quarter	21.04	17.10	0.155
Third Quarter	22.49	17.80	0.155
Fourth Quarter (through November 12, 2009)	22.24	18.23	0.155

DIVIDEND POLICY

        Our board of directors intends to continue to pay dividends on a consistent basis throughout 2010. However, our ability to pay dividends to shareholders is largely dependent upon the dividends we receive from the Bank, and the Bank is subject to regulatory limitations on the amount of cash dividends it may pay. In addition, as a result of our participation in the TARP Capital Purchase Program, we may not increase the quarterly dividends we pay on our common stock above $0.155 per share until February 27, 2012, without the consent of the U.S. Treasury, unless the U.S. Treasury no longer holds shares of the Series A Preferred Stock. We will carefully review our ability to continue to make dividend payments in the future. See "DESCRIPTION OF CAPITAL STOCK—Common Stock—Dividends Payable on Shares of Common Stock" for a more detailed description of the limitations on our ability to pay dividends.

DESCRIPTION OF CAPITAL STOCK

General

        We have the authority to issue 90,000,000 shares of common stock, no par value, and 1,000,000 shares of preferred stock, no par value. As of September 30, 2009, we had 12,341,593 shares of common stock issued and outstanding. Additionally, as of September 30, 2009, 56,044 shares of preferred stock have been designated Fixed Rate Cumulative Perpetual Preferred Stock, Series A, which we refer to as our Series A Preferred Stock, all of which are issued and outstanding.

        The following description of the material terms of our capital stock and of our articles of incorporation and bylaws is only a summary. You should refer to our articles of incorporation and bylaws, which have been filed with the SEC and are available from us upon request.

Common Stock

        General.    Under our articles of incorporation, as amended, we have the authority to issue 90,000,000 shares of our common stock, no par value, of which 12,441,930 shares were issued and 12,341,593 were outstanding as of September 30, 2009. As of September 30, 2009, there were 68,850 shares of our common stock underlying options that have been issued pursuant to our equity incentive plans and 1,020,806 shares of our common stock reserved for future issuance under our equity incentive plans. Additionally, we have reserved 396,538 shares of our common stock underlying the warrants that are currently held by the U.S. Treasury and issued in connection with our participation in the TARP Capital Purchase Program. If we complete one or more "qualified equity offerings" on or prior to December 31, 2009 that result in us receiving aggregate gross proceeds equal to at least $56.0 million, then the number of warrant shares will be reduced to 50% of the original number of warrant shares. A "qualified equity offering" is a sale and issuance by us of shares of common stock, perpetual preferred stock or a combination thereof, that in each case qualify as Tier 1 capital at the time of issuance under the applicable risk-based capital guidelines of the Federal Reserve. Accordingly, if this offering results in aggregate gross proceeds of at least $56.0 million, we expect that we would request that the U.S. Treasury reduce the number of shares of common stock issuable upon exercise of the warrant by 50% to 198,269 shares.

        Our common stock is listed for trading on the NASDAQ Global Select Market under the symbol "LKFN." Each share of our common stock has the same relative rights and is identical in all respects to every other share of our common stock. Our shares of common stock are neither redeemable nor convertible, and the holders thereof have no preemptive or subscription rights to purchase any of our securities.

        Voting Rights.    Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of shareholders. There is no cumulative voting in the election of directors.

        Liquidation Rights.    Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive, pro rata, our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding, including the holders of shares of our Series A Preferred Stock.

        Dividends Payable on Shares of Common Stock.    In general, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as our board of directors may from time to time determine. The ability of our board of directors to declare and pay dividends on our common stock may be affected by both general corporate law considerations and policies of the Federal Reserve, applicable to bank holding companies. As an Indiana corporation, we are subject to the limitations of the Indiana General Business Corporation Law, which prohibit us from paying dividends if we are, or by payment of the dividend we would become, insolvent, or if the payment of dividends would render us unable to pay our debts as they become due in the usual course of business. Additionally, policies of the Federal Reserve caution that a bank holding company should not pay cash dividends unless its net income available to common shareholders over the past year has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition. The Federal Reserve also possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies.

        The Bank provides almost all of our revenues available for the payment of dividends. There are various statutory limitations that limit the ability of the Bank to pay dividends to us. The Bank is an Indiana state-chartered bank and is subject to the laws and regulations of the Indiana Department of Financial Institutions and, as a member of the Federal Reserve System, to the regulations of the Federal Reserve. Without Federal Reserve approval, a state member bank may not pay dividends in any calendar year that, in the aggregate, exceed the bank's calendar year-to-date net income plus the bank's retained net income for the two preceding calendar years. In addition, if a bank's primary banking regulator determines that the bank is engaged or is about to engage in an unsafe or unsound banking practice, the regulator may require, after notice and hearing, that the bank cease and desist from such practice. Depending on the financial condition of the bank, an unsafe or unsound practice could include the payment of dividends. In particular, the federal banking agencies have indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsafe and unsound banking practice.

        Indiana law prohibits the Bank from paying dividends in an amount greater than its undivided profits. The Bank is required to obtain the approval of the Indiana Department of Financial Institutions for the payment of any dividend if the total of all dividends declared by the Bank during the calendar year, including the proposed dividend, would exceed the sum of the Bank's net income for the year to date combined with its retained net income for the previous two years. Indiana law defines "retained net income" to mean the net income of a specified period, calculated under the consolidated report of income instructions, less the total amount of all dividends declared for the specified period. As of September 30, 2009, the Bank had $35.4 million available to pay dividends to us.

        The dividend rights of holders of our common stock are also qualified and subject to the dividend rights of holders of our Series A Preferred Stock described below under the caption "—Preferred Stock—Series A Preferred Stock—Priority of Dividends and Payments Upon Liquidation." In addition, the agreement pursuant to which the U.S. Treasury purchased shares of our Series A Preferred Stock contains limitations on the payment of dividends on our common stock from and after February 27, 2009 (including with respect to the payment of cash dividends in excess of $0.155 per share per quarter, which is the amount of the last quarterly cash dividend declared by us prior to October 14, 2008). Prior to the earlier of (i) February 27, 2012 and (ii) the date on which all shares of Series A Preferred Stock have been redeemed in whole or the U.S. Treasury has transferred the Series A Preferred Stock to unaffiliated third parties, we may not declare or pay any dividend or make any distribution on our common stock other than regular quarterly cash dividends not exceeding $0.155 per share and dividends payable solely in common stock, without the consent of the U.S. Treasury.

        In addition, we may elect in the future to defer interest payments on our junior subordinated debentures underlying the trust preferred securities. We are prohibited from making dividend payments on our common stock following the deferral of interest payments on the subordinated debentures.

        Anti-Takeover Provisions.    Our articles of incorporation, as amended, and our bylaws may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a shareholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by shareholders. These provisions are summarized in the following paragraphs.

        Authorized Shares of Capital Stock.    Authorized but unissued shares of our common stock and preferred stock under our articles of incorporation could (within the limits imposed by applicable law and NASDAQ Marketplace Rules) be issued in one or more transactions that could make a change of control of us more difficult, and therefore more unlikely. The additional authorized shares could be used to discourage persons from attempting to gain control of us by diluting the voting power of shares then outstanding or increasing the voting power of persons who would support the board of directors in a potential takeover situation, including by preventing or delaying a proposed business combination that is opposed by the board of directors although perceived to be desirable by some shareholders.

        Classified Board.    Our board of directors is divided into three classes as nearly as equal in number as possible. The shareholders elect one class of directors each year for a term of three years. The classified board makes it more difficult and time consuming for a shareholder group to fully use its voting power to gain control of the board of directors without the consent of the incumbent board of directors.

        Filling of Board Vacancies; Director Removal.    The bylaws provide that any vacancy occurring in the board of directors may be filled by a vote of a majority of the remaining directors. A person elected to fill a vacancy on the board of directors will serve for the unexpired term of the director whose seat became vacant. Our bylaws provide that a director may be removed from the board of directors before the expiration of his or her term only for cause and only upon the vote of a majority of the outstanding shares of voting stock, and our articles of incorporation provide that a director may be removed from the board of directors before the expiration of his or her term without cause only upon the vote of two thirds of the outstanding shares of voting stock. These provisions make it more difficult for shareholders to remove directors and replace them with their own nominees.

        Elimination of Cumulative Voting.    Our articles of incorporation do not provide for cumulative voting with respect to the election of directors. The elimination of cumulative voting makes it more difficult for a shareholder group to elect a director nominee.

        Control Share Acquisition Statute.    Indiana law provides that if a person makes a "control share acquisition," defined as an acquisition of voting stock having at least 20% of all voting power, those shares will be accorded the same voting rights as all other shares only if a resolution is approved at an annual or special shareholders meeting by the holders of a majority of all shares entitled to vote other than the control shares. The statute also provides that any person proposing to make or who has made a control share acquisition may, at the person's election, deliver a statement to the corporation disclosing the information specified by the statute.

        Business Combinations Statute.    Indiana law generally provides that for five years from the date a shareholder becomes an "interested shareholder" (i.e., the owner of 10% or more of a corporation's voting stock), the corporation may not engage in a business combination with the interested shareholder unless the board of directors approved in advance the business combination or the transaction causing the shareholder to become an interested shareholder. If such advance approval is not received, then the business combination must either must be approved by a majority vote of the voting stock not owned by the interested shareholder and its associates at a meeting called for that purpose no earlier than five years after the interested shareholder's share acquisition date or the proposed consideration to be paid in the business combination must satisfy certain fair price criteria.

Preferred Stock

        General.    We may issue up to 1,000,000 shares of preferred stock, no par value, from time to time in one or more series. Our board of directors, without further approval of the shareholders, has the authority to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The issuance of preferred stock and the determination of the terms of preferred stock by the board of directors, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock.

        Series A Preferred Stock.    On February 27, 2009, pursuant to the Capital Purchase Program, we issued to the U.S. Treasury 56,044 shares of the Series A Preferred Stock having a liquidation amount per share equal to $1,000 for a total price of $56,044,000. The total amount of funds received were allocated to the Series A Preferred Stock and the warrant to purchase 396,538 shares of common stock based on their respective fair values to determine the amounts recorded for each component. The Series A Preferred Stock has preferential dividend and liquidation rights over our common stock. The Series A Preferred Stock pays cumulative dividends at a rate of 5% per year for the first five years and thereafter at a rate of 9% per year. The Series A Preferred Stock is non-voting, except in limited circumstances. Prior to February 27, 2012, unless we have redeemed all of the Series A Preferred Stock or the U.S. Treasury has transferred all of the Series A Preferred Stock to third parties, the consent of the U.S. Treasury will be required for us to, among other things, repurchase or otherwise acquire any of our shares of common stock or trust preferred securities, subject to certain limited exceptions. In addition, so long as any shares of our Series A Preferred Stock are outstanding, we may not repurchase or otherwise acquire any of our outstanding common stock unless we are current in our dividend payments on our outstanding Series A Preferred Stock. The terms of the Series A Preferred Stock provide that we may not redeem the Series A Preferred Stock without regulatory approval. The U.S. Treasury has indicated that we are permitted to redeem the shares of Series A Preferred Stock at any time, without penalty or the need to raise additional capital, subject to the U.S. Treasury's consultation with the Federal Reserve Board.

        Dividends Payable on Shares of Series A Preferred Stock.    Holders of shares of Series A Preferred Stock are entitled to receive if, as and when declared by our board of directors or a duly authorized committee of the board, out of assets legally available for payment, cumulative cash dividends at a rate per annum of 5% per share on a liquidation preference of $1,000 per share of Series A Preferred Stock with respect to each dividend period up to, but excluding, May 16, 2014. From and after May 16, 2014, holders of shares of Series A Preferred Stock are entitled to receive cumulative cash dividends at a rate per annum of 9% per share on a liquidation preference of $1,000 per share of Series A Preferred Stock with respect to each dividend period thereafter.

        Dividends are payable quarterly in arrears on each February 15, May 15, August 15 and November 15, each a dividend payment date. If any dividend payment date is not a business day, then the next business day will be the applicable dividend payment date, and no additional dividends will accrue as a result of the postponement of the dividend payment date. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable with respect to the Series A Preferred Stock are payable to holders of record of shares of Series A Preferred Stock on the date that is 15 calendar days immediately preceding the applicable dividend payment date or such other record date as the board of directors or any duly authorized committee of the board determines, so long as such record date is not more than 60 nor less than 10 days prior to the applicable dividend payment date.

        If we determine not to pay any dividend or a full dividend with respect to the Series A Preferred Stock, we must provide written notice to the holders of shares of Series A Preferred Stock prior to the applicable dividend payment date. Unpaid dividends on the Series A Preferred Stock will compound. We are subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Federal Reserve is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, such as us, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof.

        Priority of Dividends and Payments Upon Liquidation.    With respect to the payment of dividends and the amounts to be paid upon liquidation, the Series A Preferred Stock rank:

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  senior to our common stock and all other equity securities designated as ranking junior to the Series A Preferred Stock; and

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  at least equally with all other equity securities designated as ranking on a parity with the Series A Preferred Stock, or parity stock, with respect to the payment of dividends and distribution of assets upon our liquidation, dissolution or winding-up.

        So long as any shares of Series A Preferred Stock remain outstanding, unless all accrued and unpaid dividends for all prior dividend periods have been paid or are contemporaneously declared and paid in full, we may not pay or declare any dividends on our common stock or other junior stock, other than a dividend payable solely in common stock. We and our subsidiaries also may not purchase, redeem or otherwise acquire for consideration any shares of our common stock or other junior stock unless we have paid in full all accrued dividends on the Series A Preferred Stock for all prior dividend periods, other than:

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  purchases, redemptions or other acquisitions of our common stock or other junior stock in connection with the administration of our employee benefit plans in the ordinary course of business pursuant to a publicly announced repurchase plan up to the increase in diluted shares outstanding resulting from the grant, vesting or exercise of equity-based compensation;

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  purchases or other acquisitions by any of our broker-dealer subsidiaries, of which we currently have none, solely for the purpose of market-making, stabilization or customer facilitation transactions in junior stock or parity stock in the ordinary course of its business;

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  purchases or other acquisitions by any of our broker-dealer subsidiaries, of which we currently have none, for resale pursuant to an offering by us of our stock that is underwritten by the related broker-dealer subsidiary;

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  any dividends or distributions of rights or junior stock in connection with any shareholders' rights plan or any redemption or repurchases of rights pursuant to any shareholders' rights plan;

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  acquisition of record ownership of junior stock or parity stock for the beneficial ownership of any other person who is not us or a subsidiary of us, including as trustee or custodian; and

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  the exchange or conversion of junior stock for or into other junior stock or of parity stock for or into other parity stock or junior stock, but only to the extent that such acquisition is required pursuant to binding contractual agreements entered into before March 6, 2009 or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common stock.

        On any dividend payment date for which full dividends are not paid, or declared and funds set aside therefor, on the Series A Preferred Stock and any other parity stock, all dividends paid or declared for payment on that dividend payment date (or, with respect to parity stock with a different dividend payment date, on the applicable dividend date therefor falling within the dividend period and related to the dividend payment date for the Series A Preferred Stock), with respect to the Series A Preferred Stock and any other parity stock must be declared ratably among the holders of any such shares who have the right to receive dividends, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the dividend period.

        Subject to the foregoing, such dividends (payable in cash, stock or otherwise) as may be determined by our board of directors (or a duly authorized committee of the board) may be declared and paid on our common stock and any other stock ranking equally with or junior to the Series A Preferred Stock from time to time out of any funds legally available for such payment, and the Series A Preferred Stock will not be entitled to participate in any such dividend.

        Redemption.    Except as described below in connection with the American Recovery and Reinvestment Act of 2009, which we refer to herein as ARRA, the Series A Preferred Stock may not be redeemed prior to February 27, 2012 unless we have received aggregate gross proceeds from one or more qualified equity offerings (as described below) equal to $14,011,000, which equals 25% of the aggregate liquidation amount of the Series A Preferred Stock on the date of issuance. In such a case, we may redeem the Series A Preferred Stock, subject to the approval of the Federal Reserve, in whole or in part, upon notice as described below, up to a maximum amount equal to the aggregate net cash proceeds received by us from such qualified equity offerings. A "qualified equity offering" is a sale and issuance for cash by us after February 27, 2009, to persons other than us or our subsidiaries, of shares of perpetual preferred stock, common stock or a combination thereof, that in each case qualify as Tier 1 capital at the time of issuance under the applicable risk-based capital guidelines of the Federal Reserve. Qualified equity offerings do not include issuances made in connection with acquisitions, issuances of trust preferred securities and issuances of common stock and/or perpetual preferred stock made pursuant to agreements or arrangements entered into, or pursuant to financing plans that were publicly announced, on or prior to October 13, 2008. After February 27, 2012, the Series A Preferred Stock may be redeemed at any time, subject to the approval of the Federal Reserve, in whole or in part, subject to notice as described below.

        Notwithstanding the foregoing, under the provisions of ARRA, as implemented by guidance issued by the U.S. Treasury, after consultation with the U.S. Treasury and Federal Reserve we may redeem the Series A Preferred Stock at any time, from any source of funds and without being subject to any waiting period; provided, that any such redemption must consist of at least 25% of the issue price of the Series A Preferred Stock, which for us represents $14,011,000. In considering any redemption request, the U.S. Treasury and Federal Reserve have stated that they will use the existing supervisory procedures for approving redemption requests for capital instruments, which generally will take into account the contribution of the U.S. Treasury's investment amount to our overall soundness, capital adequacy and ability to lend. In any redemption, the redemption price will be an amount equal to the per share liquidation amount plus accrued and unpaid dividends to but excluding the date of redemption.

        The Series A Preferred Stock will not be subject to any mandatory redemption, sinking fund or similar provisions. Holders of shares of Series A Preferred Stock have no right to require the redemption or repurchase of the Series A Preferred Stock.

        If we seek to redeem fewer than all of the outstanding shares of Series A Preferred Stock, we will select the shares we will redeem either pro rata from the holders of record of shares of Series A Preferred Stock in proportion to the number of shares held by those holders or in such other manner as our board of directors or a committee thereof may determine to be fair and equitable. We will mail notice of any redemption of Series A Preferred Stock by first class mail, postage prepaid, addressed to the holders of record of the shares of Series A Preferred Stock to be redeemed at their respective last addresses appearing on our books. This mailing will be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed or otherwise given as described in this paragraph will be conclusively presumed to have been duly given, whether or not the holder receives the notice, and failure duly to give the notice by mail or otherwise, or any defect in the notice or in the mailing or provision of the notice, to any holder of Series A Preferred Stock designated for redemption will not affect the redemption of any other Series A Preferred Stock. Each notice of redemption will set forth the applicable redemption date, the redemption price, the place of redemption and the number of shares of Series A Preferred Stock we will redeem (and, if less than all shares of Series A Preferred Stock held by the applicable holder, the number of shares we will redeem from the holder).

        Shares of Series A Preferred Stock that we redeem, repurchase or otherwise acquire will revert to authorized but unissued shares of our preferred stock.

        Liquidation Rights.    If we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of Series A Preferred Stock will be entitled to receive an amount per share, referred to as the total liquidation amount, equal to the fixed liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of the Series A Preferred Stock will be entitled to receive the total liquidation amount out of our assets that are available for distribution to shareholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our common stock or any other shares ranking, as to that distribution, junior to the Series A Preferred Stock.

        If our assets are not sufficient to pay the total liquidation amount in full to all holders of Series A Preferred Stock and all holders of any shares of outstanding parity stock, the amounts paid to the holders of Series A Preferred Stock and other shares of parity stock will be paid pro rata in accordance with the respective total liquidation amount for those holders. If the total liquidation amount per share of Series A Preferred Stock has been paid in full to all holders of Series A Preferred Stock and other shares of parity stock, the holders of our common stock or any other shares ranking, as to such distribution, junior to the Series A Preferred Stock will be entitled to receive all of our remaining assets according to their respective rights and preferences.

        For purposes of the liquidation rights, neither the sale, conveyance, exchange or transfer of all or substantially all of our property and assets, nor the consolidation or merger by us with or into any other corporation or by another corporation with or into us, will constitute a liquidation, dissolution or winding-up of our affairs.

        Voting Rights.    Except as indicated below or otherwise required by law, the holders of Series A Preferred Stock do not have any voting rights.

        If the dividends on the Series A Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more (whether or not consecutive) the authorized number of directors then constituting our board of directors will be increased by two. Holders of Series A Preferred Stock, together with the holders of any outstanding parity stock with like voting rights, referred to as voting parity stock, voting as a single class, will be entitled to elect two additional members of our board of directors, referred to as the preferred stock directors, at the next annual meeting (or at a special meeting called for the purpose of electing the preferred stock directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full. The election of any preferred stock director is subject to the qualification that the election would not cause us to violate the corporate governance requirement of the NASDAQ Global Select Market (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors.

        Upon the termination of the right of the holders of Series A Preferred Stock and voting parity stock to vote for preferred stock directors, as described above, the preferred stock directors will immediately cease to be qualified as directors, their term of office will terminate immediately and the number of our authorized directors will be reduced by the number of preferred stock directors that the holders of Series A Preferred Stock and voting parity stock had been entitled to elect. The holders of a majority of shares of Series A Preferred Stock and voting parity stock, voting as a class, may remove any preferred stock director, with or without cause, and the holders of a majority of the shares Series A Preferred Stock and voting parity stock, voting as a class, may fill any vacancy created by the removal of a preferred stock director. If the office of a preferred stock director becomes vacant for any other reason, the remaining preferred stock director may choose a successor to fill such vacancy for the remainder of the unexpired term.

        So long as any shares of Series A Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by law or by our articles of incorporation, the vote or consent of the holders of at least 66 2/3% of the shares of Series A Preferred Stock at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

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  any amendment or alteration of our articles of incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends and/or distribution of assets upon our liquidation, dissolution or winding up;

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  any amendment, alteration or repeal of any provision of the certificate of designations for the Series A Preferred Stock so as to adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock; or

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  any consummation of a binding share exchange or reclassification involving the Series A Preferred Stock or of a merger or consolidation of us with another entity, unless the shares of Series A Preferred Stock remain outstanding following any such transaction or, if we are not the surviving entity, are converted into or exchanged for preference securities and such remaining outstanding shares of Series A Preferred Stock or preference securities have rights, references, privileges and voting powers that are not materially less favorable than the rights, preferences, privileges or voting powers of the Series A Preferred Stock, taken as a whole.

        To the extent of the voting rights of the Series A Preferred Stock, each holder of Series A Preferred Stock will have one vote for each $1,000 of liquidation preference to which such holder's shares of Series A Preferred Stock are entitled.

        The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding shares of Series A Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series A Preferred Stock to effect the redemption.

UNDERWRITING

        Subject to the terms and conditions stated in the underwriting agreement with Stifel, Nicolaus & Company, Incorporated, as the representative of the underwriters named below, each underwriter named below has severally agreed to purchase from us the respective number of shares of common stock set forth opposite its name in the table below.

Name	Number of Shares
Stifel, Nicolaus & Company, Incorporated	2,100,000
Keefe, Bruyette & Woods, Inc.	1,050,000
Howe Barnes Hoefer & Arnett, Inc.	350,000

Total	3,500,000

        The underwriting agreement provides that the underwriters' obligations are several, which means that each underwriter is required to purchase a specific number of shares of common stock, but it is not responsible for the commitment of any other underwriter. The underwriting agreement provides that the underwriters' several obligations to purchase the shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

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  the representations and warranties made by us to the underwriters are true;

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  there is no material adverse change in the financial markets; and

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  we deliver customary closing documents and legal opinions to the underwriters.

Subject to these conditions, the underwriters are committed to purchase and pay for all shares of common stock offered by this prospectus, if any such shares of common stock are purchased. However, the underwriters are not obligated to purchase or pay for the shares of common stock covered by the underwriters' over-allotment option described below, unless and until they exercise this option.

        The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel, or modify this offering and to reject orders in whole or in part.

Offering Price

        We have been advised that the underwriters propose to offer the shares of common stock to the public at the offering price set forth on the cover of this prospectus and to certain selected dealers at this price, less a concession not in excess of $0.561 per share. The underwriters may allow, and any selected dealers may reallow, a concession not to exceed $0.10 per share to certain brokers and dealers. After the shares of common stock are released for sale to the public, the offering price and other selling terms may from time to time be changed by the underwriters.

Electronic Prospectus Delivery

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters. In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically. Stifel, Nicolaus & Company, Incorporated, as representative for the several underwriters, may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. The representative will allocate shares of common stock to underwriters that may make Internet distributions on the same basis as other allocations. Other than this prospectus in electronic format, the information on any of these web sites and any other information contained on a web site maintained by an underwriter or syndicate member is not part of this prospectus.

Over-Allotment Option

        We have granted to the underwriters an over-allotment option, exercisable no later than 30 days from the date of this prospectus, to purchase up to an aggregate of 525,000 additional shares of our common stock at the public offering price, less the underwriting discount and commission set forth on the cover page of this prospectus. To the extent that the underwriters exercise their over-allotment option, the underwriters will become obligated, so long as the conditions of the underwriting agreement are satisfied, to purchase the additional shares of our common stock in proportion to their respective initial purchase amounts. We will be obligated to sell the shares of our common stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares of our common stock offered by this prospectus.

Commissions and Expenses

        The underwriters propose to offer shares of our common stock directly to the public at $17.00 per share and to certain dealers at such price less a concession not in excess of $0.561 per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to other dealers. If all of the shares of our common stock are not sold at the public offering price, the representative of the underwriters may change the public offering price and the other selling terms.

        The following table shows the per share and total underwriting discount that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

	Per Share	Total Without Option Exercised	Total With Option Exercised
Public offering price	$17.00	$59,500,000	$68,425,000
Underwriting discount	0.935	3,272,500	3,763,375

        We estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $375,000.

Lock-Up Agreements

        We, our executive officers and directors have agreed that for a period of 90 days from the date of this prospectus, neither we nor any of our executive officers or directors will, without the prior written consent of Stifel, Nicolaus & Company, Incorporated, as the representative on behalf of the underwriters, subject to certain exceptions, sell, offer to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock. Stifel, Nicolaus & Company, Incorporated, in its sole discretion may release the securities subject to these lock-up agreements at any time without notice.

Indemnity

        We have agreed to indemnify the underwriters and persons who control the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization

        In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as set forth below:

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  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum;

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  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market;

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  Covering transactions involve the purchase of common stock in the open market after the distribution has been completed in order to cover short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering; and

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  Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the common stock originally sold by the selected dealer is purchased in a stabilizing covering transaction to cover short positions.

        These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time.

Other Considerations

        It is expected that delivery of the shares of our common stock will be made against payment therefor on or about the date specified on the cover page of this prospectus. Under Rule 15c6-1 promulgated under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.

        Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and other financing and banking services to us, for which they have in the past received, and may in the future receive, customary fees and reimbursement for their expenses.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus constitutes a part of a registration statement on Form S-1 and does not contain all the information set forth in the registration statement. You should refer to the registration statement and its related exhibits and schedules for further information about us and the securities offered in this prospectus. Statements contained in this prospectus concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of that document filed as an exhibit to the registration statement or otherwise filed with the SEC, and each such statement is qualified in all respects by this reference. The registration statement and its exhibits and schedules are on file at the offices of the SEC and may be inspected without charge. We file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may request a copy of these filings, at no cost, by writing or calling us at the following address:

Lakeland Financial Corporation
202 East Center Street
P.O. Box 1387
Warsaw, Indiana 46581-1387
(574) 267-6144
Attention: Kristin L. Pruitt

        You can also read and copy any materials we file with the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

DOCUMENTS INCORPORATED BY REFERENCE

        We are allowed to incorporate by reference into this prospectus certain information that we file with the SEC. This permits us to disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus.

        We filed the following documents with the SEC and incorporate them by reference into this prospectus:

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  Annual Report on Form 10-K for the year ended December 31, 2008, filed March 10, 2009;

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  Quarterly Reports on Form 10-Q for the quarter ended March 31, 2009, filed May 8, 2009, for the quarter ended June 30, 2009, filed August 5, 2009 and for the quarter ended September 30, 2009, filed October 26, 2009;

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  Current Reports on Form 8-K filed March 2, 2009, March 11, 2009, April 24, 2009 and November 9, 2009 (excluding the portions that were furnished and not filed in accordance with SEC rules); and

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  Definitive Proxy Statements on Schedule 14A, filed February 5, 2009 and March 16, 2009.

        We will provide, without charge, to each person to whom this prospectus is delivered a copy of these filings upon written or oral request to Lakeland Financial Corporation, 202 East Center Street, P.O. Box 1387, Warsaw, Indiana 46581-1387, Attention: Kristin L. Pruitt, telephone number (574) 267-6144. You may also view and print these reports and documents on the investor relations page of our website at www.lakecitybank.com.

 EXPERTS

        Our consolidated financial statements as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 and the effectiveness of our internal control over financial reporting as of December 31, 2008, included in our Annual Report on Form 10-K for the year ended December 31, 2008, have been audited by Crowe Horwath LLP, independent registered public accounting firm, as set forth in its report thereon and incorporated therein and herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

        The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Kristin L. Pruitt, Esq., our Senior Vice President and General Counsel. Certain legal matters will be passed upon for us by Barack Ferrazzano Kirschbaum & Nagelberg LLP. Certain legal matters relating to this offering will be passed upon for the underwriters by Lewis, Rice & Fingersh, L.C.

3,500,000 Shares of Common Stock

PROSPECTUS

Stifel Nicolaus

Keefe, Bruyette & Woods

Howe Barnes Hoefer & Arnett

November 12, 2009